As filed with the Securities and Exchange Commission on February 17, 2015

Registration No. 333-135988

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares

VODAFONE GROUP PLC

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

England and Wales

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon
ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3032

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The prospectus consists of the proposed revised form of American Depositary Receipt (“Receipt”) included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to Form F-6 Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption Filed Herewith as Prospectus

1. Name and address of depositary Introductory Article

2. Title of American Depositary Receipts and Face of Receipt, top center identity of deposited securities

Terms of Deposit:

(i) The amount of deposited securities represented Face of Receipt, upper right corner by one unit of American Depositary Receipts

(ii) The procedure for voting, if any, Articles number 7, 16, 17 and 20 the deposited securities

(iii) The collection and distribution of Articles number 4, 13, 14,

dividends 16 and 20

(iv) The transmission of notices, reports Articles number 12, 16, 17 and proxy soliciting material and 20

(v) The sale or exercise of rights Articles number 14, 15, 16 and 20

(vi) The deposit or sale of securities Articles number 13, 14, 16,

resulting from dividends, splits 18 and 20

or plans of reorganization

(vii) Amendment, extension or termination Articles number 22 and 23 of the deposit agreement

(viii) Rights of holders of Receipts to inspect Article number 12 the transfer books of the depositary and

the list of holders of Receipts

(ix) Restrictions upon the right to deposit Articles number 2, 3, 4, 5, 6,

or withdraw the underlying securities 9 and 24

(x) Limitation upon the liability Articles number 15, 19, 20 and 22 of the depositary

3. Fees and Charges Articles number 8 and 9

Item - 2. Available Information

Public reports furnished by issuer Article number 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Amended and Restated Deposit Agreement dated as of ________, 2015 among Vodafone Group Plc, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. – Filed herewith as Exhibit 1.
b.	Form of letter dated ________, 2015 from The Bank of New York Mellon to Vodafone Group Plc relating to pre-release activities. – Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed previously.
e.	Certification under Rule 466. – Not applicable.

Item - 4. Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 13, 2015.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares of Vodafone Group Plc.

The Bank of New York Mellon,

As Depositary

By: /s/ Robert W. Goad

Name: Robert W. Goad

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, as amended, Vodafone Group Plc has duly caused this Post-Effective Amendment No. 1 to Form F-6 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of London, England, on February 3, 2015.

VODAFONE GROUP PLC

By: /s/ Rosemary Martin

Name: Rosemary Martin

Title: Group General Counsel and

Company Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this this Post-Effective Amendment No. 1 to Form F-6 Registration Statement has been signed by the following persons in the capacities indicated on February 3, 2015.

/s/ Vittorio Colao	Chief Executive – Executive Director
Vittorio Colao	(principal executive officer)

/s/ Nick Read	Chief Financial Officer – Executive Director
Nick Read	(principal financial and accounting officer)

/s/ Steve Pusey	Chief Technology Officer – Executive Director
Steve Pusey

/s/ Gerard Kleisterlee	Chairman
Gerard Kleisterlee

/s/ Sir Crispin Davis	Non-Executive Director
Sir Crispin Davis

/s/ Dame Clara Furse	Non-Executive Director
Dame Clara Furse

/s/ Valerie Gooding	Non-Executive Director
Valerie Gooding

/s/ Renee James	Non-Executive Director
Renee James

/s/ Sam Jonah	Non-Executive Director
Sam Jonah

/s/ Nick Land	Non-Executive Director
Nick Land

/s/ Luc Vandevelde	Non-Executive Director
Luc Vandevelde

/s/ Philip Yea	Non-Executive Director
Philip Yea

/s/ Donald J. Puglisi	Authorized Representative in the United States
Donald J. Puglisi, Managing Director
Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number	Exhibit

1

Form of Amended and Restated Deposit Agreement dated as of ________, 2015 among Vodafone Group Plc, The Bank of New York Mellon, as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

2	Form of letter dated ________, 2015 from The Bank of New York Mellon to Vodafone Group Plc relating to pre-release activities.